SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                          SIGCORP, Inc.
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                         (Name of Issuer)

                    Common Stock, no par value
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                  (Title of Class of Securities)

                              454758
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                          (CUSIP Number)

       Anthony E. Ard, Senior Vice President and Secretary,
        c/o Indiana Energy, Inc., 1630 N. Meridian Street,
                   Indianapolis, Indiana  46202
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     (Name, Address and Telephone Number of Person Authorized
              to Receive Notice and Communications)

                          June 11, 1999
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box   .

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D

CUSIP No. 454758                                Page 2 of 4 pages

1.   NAMES OF REPORTING PERSONS
     Indiana Energy, Inc.

     I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (ENTITIES ONLY)
     35-1654378

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  A
                                                       B

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)

6.   CITIZENSHIP OF PLACE OF ORGANIZATION
     Indiana
________________________

NUMBER OF           7.   SOLE VOTING POWER
SHARES                     4,702,483
BENEFICIALLY        8.   SHARED VOTING POWER
OWNED BY EACH            ___________________
REPORTING           9.   SOLE DISPOSITIVE POWER
PERSON                     4,702,483
WITH                10.  ___________________
________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,702,483

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.6%

14.  TYPE OF REPORTING PERSON
      CO


Item 5.  Interest in Securities of the Issuer.

     A total of 4,702,483 shares of SIGCORP Common Stock are subject to the SIGCORP Option Agreement, representing 16.6% of the outstanding shares of SIGCORP Common Stock calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Neither IEI nor any of its executive officers or directors has effected any transactions in SIGCORP Common Stock within the last sixty days. Except as set forth on Schedule A, neither IEI nor any of its executive officers or directors is the beneficial owner of any other shares of SIGCORP Common Stock.

     IEI may be deemed, as a result of the SIGCORP Option Agreement, to have the sole power to vote or direct the vote of 4,702,483 shares of SIGCORP Common Stock, and the sole power to dispose of or to direct the disposition of 4,702,483 shares of SIGCORP Common Stock.


Signature

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   INDIANA ENERGY, INC.


                                   By:  /S/ Niel C. Ellerbrook
                                        --------------------------
                                        Niel C. Ellerbrook
                                        President and Chief
                                        Executive Officer

DATE:    June 19, 1999



                                SCHEDULE A

EXECUTIVE OFFICERS OF INDIANA ENERGY, INC.

                                                 Number of
                                                 Shares of       Percentage
                                                SIGCORP Common      of
                                                Stock Benefic-   Outstanding
       Name                     Title           ially Owned         Shares
  ----------------        ------------------  ----------------   ----------

Niel C. Ellerbrook     President and Chief
                        Executive Officer           0  shares

Anthony E. Ard         Senior Vice President
                        and Secretary               0  shares

Carl L. Chapman        Senior Vice President
                        and Chief Financial
                        Officer                     0  shares

Jerome A. Benkert, Jr. Vice President and
                        Controller                  0  shares

Steven M. Schein       Vice President and
                        Treasurer                   0  shares

Jerrold L. Ulrey       Vice President -
                        Corporate Development       0  shares

Robert E. Heidorn      Assistant Secretary and
                        Deputy General Counsel      0  shares

Jeffery W. Whiteside   Assistant Treasurer          0  shares


DIRECTORS OF INDIANA ENERGY, INC.

     Paul T. Baker                                  0  shares
     William G. Mays                                0  shares
     J. Timothy McGinley                            0  shares
     Niel C. Ellerbrook                             0  shares
     Richard P. Rechter                             0  shares
     L. A. Ferger                                   0  shares
     James C. Shook                                 0  shares
     Otto N. Frenzel III                        9,000  shares 1           *
     Jean L. Wojtowicz                              0  shares
     Anton H. George                        1,123,658  shares 2         4.76%
     John E. Worthen                                0  shares
     Don E. Marsh                                   0  shares

*less than one percent
__________________

1 Represents shares held by a charitable remainder trust, with respect to which Mr. Frenzel may have the power to vote and the power to dispose.
2 Mr. George is a director, officer or similar official of various entities that beneficially own, directly or indirectly, an aggregate of 1,123,658 shares of SIGCORP, Inc. common stock. Because of his positions with these entities, Mr. George may be deemed to share voting and investment power with respect to the SIGCORP, Inc. shares owned by these entities. Mr. George disclaims beneficial ownership with respect to all of the shares owned by these entities.